UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 0)*




                               Rex Stores Corp.
                   -----------------------------------------
                               (Name of Issuer)


                                 Common Stock
                   -----------------------------------------
                       (Title of Class of Securities)

                                   761624105
                   -----------------------------------------
                                (CUSIP Number)

                               December 31, 2005
                   -----------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ X ]  Rule 13d-1(b)
          [   ]  Rule 13d-1(c)
          [   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











CUSIP No. 761624105


1.  Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

     Seth M. Lynn, jr.


2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.  SEC Use Only


4.  Citizenship or Place of Organization:
    United States Citizen

                       5.    Sole Voting Power

                             630,640


Number of              6.    Shared Voting Power
Shares
Beneficially                 None
Owned By
Each Reporting
Person With            7.    Sole Dispositive Power

                             637,530

                       8.    Shared Dispositive Power

                             None


9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    637,530


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


11.  Percent of Class Represented by Amount in Row (9):

     6.1%

12.  Type of Reporting Person (See Instructions):

     IN


CUSIP No. 761624105


1.  Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

     Byram Capital Management LLC

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.  SEC Use Only


4.  Citizenship or Place of Organization:
    State of Delaware

		       5.    Sole Voting Power

                             630,640


Number of              6.    Shared Voting Power
Shares
Beneficially                 None
Owned By
Each Reporting
Person With            7.    Sole Dispositive Power

                             637,530

                       8.    Shared Dispositive Power

                             None


9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    637,530


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


11.  Percent of Class Represented by Amount in Row (9):

     6.1%

12.  Type of Reporting Person (See Instructions):

     IA



Item 1.

(a) Name of Issuer: Rex Stores Corp.

(b)  Address of Issuer's Principal Executive Offices:

     2875 Needmore Road, Dayton, OH  45414


Item 2.

(a) Name of Person Filing:
     Seth M. Lynn, jr.
     Byram Capital Management LLC

This statement is jointly filed by Byram Capital Management LLC
("BCM") and Seth M. Lynn, jr. (together with BCM, the "Reporting Persons"). Because Seth M. Lynn, jr. is the majority owner and managing member of BCM, the Reporting Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), to be the beneficial owners of all shares of Common Stock of the Issuer held by BCM. The Reporting Persons are filing this joint statement, as they may be considered a "group" under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. Seth M. Lynn, jr. disclaims beneficial ownership of the shares of Common Stock of the Issuer covered by this Schedule 13-G except to the extent of his pecuniary interest therein.

(b)  Address of Principal Business Office or, if none, Residence:
     41 West Putnam Avenue
     Greenwich, CT  06830

(c)  Citizenship:
     Seth M. Lynn, jr. - United States Citizen
     Byram Capital Management LLC - State of Delaware

(d)  Title of Class of Securities:
     Common Stock, $0.01 par value per share

(e)  CUSIP Number:
     761624105

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  [   ]  Broker or dealer registered under section 15 of the Act (15
            U.S.C. 78o).
(b)  [   ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
            78c).
(c)  [   ]  Insurance company as defined in section 3(a)(19) of the Act
            (15 U.S.C. 78c).
(d)  [   ]  Investment company registered under section 8 of the
            Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)  [ X ]  An investment adviser in accordance with 240.13d-1
            (b)(1)(ii)(E);
(f)  [   ]  An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)  [   ]  A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)  [   ]  A savings associations as defined in Section 3(b) of the
            Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)  [   ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
            Company Act of 1940 5 U.S.C. 80a-3);
(j)  [   ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
          637,530(Note 1)

     (b)  Percent of class:
          6.1%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:
                630,640(Note 1)

          (ii)  Shared power to vote or to direct the vote:
                None

          (iii) Sole power to dispose or to direct the disposition of:
                637,530(Note 1)

          (iv) Shared power to dispose or to direct the disposition of:
                None

Note 1: Represents shares held directly by BCM. Seth M. Lynn, jr., as the majority owner and managing member of BCM, may be deemed to beneficially own the 637,530 shares of Common Stock of the Issuer held by BCM.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.  Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group

Not applicable

Item 10.  Certification

(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENTER DATE OF FILING
February 13, 2006

/s/  Seth M. Lynn, jr.
----------------------------
Seth M. Lynn, jr.



Byram Capital Management LLC

By:/s/  George R. Kress
----------------------------
George R. Kress, CFA
Managing Director and Chief Compliance Officer










                              EXHIBIT A

                       JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G, dated February 13, 2006, with respect to the shares of Common Stock of Rex Stores Corp. and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated:  February 13, 2006